UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

The New Ireland Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

645673 10 4
(CUSIP Number)

Daniel Lippincott, Director of Investment Personnel and
Sr. Tax-Sensitive Portfolio Manager
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 645673 10 4

1	NAME OF REPORTING PERSON Karpus Management, Inc., d/b/a Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 916,434
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 916,434
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 916,434
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 645673 10 4

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,289*
	8	SHARED VOTING POWER 7,300*
	9	SOLE DISPOSITIVE POWER 33,289*
	10	SHARED DISPOSITIVE POWER 7,300*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,589*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

_______________
*See Items 2 and 5.

Item 1.	Security and Issuer.

This statement relates to the Common Stock of the New Ireland Fund, Inc. (the "Shares"), a Maryland Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is c/o BNY Mellon Center, One Boston Place, 201 Washington Street, 34th Floor, Boston, Massachusetts 02108.

Item 2.	Identity and Background.

(a) this statement is filed by:

(i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

(ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by the George W. Karpus IRA Rollover and the the Karpus Investment Management Profit Sharing Plan Fund C - Growth Common Stock Fund (collectively, the "Karpus Entities").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and adress of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set forth on Schedule A, none of the parties listed on Schedule A beneficially owns any securities of the issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration..

Karpus, an independent registered investment advisor, has accumulated 916,434 Shares on behalf of accounts that are managed by Karpus (the "Accounts") under limited powers of attorney, which represents 17.2% of the Issuer's outstanding shares. All Funds that have been utilized in making such purchases are from such Accounts. The aggregate purchase price of the 916,434 Shares beneficially owned by Karpus is approximately $11,704,339, excluding brokerage commissions. The aggregate purchase price of the 40,589 shares held by Mr. Karpus and the Karpus Entities is approximately $490,515, excluding brokerage commissions.

Item 4.	Purpose of Transaction..

Karpus, an indepependent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accouts. Shares have been acquired since July 14, 2011.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On June 28, 2016, The New Ireland Fund, Inc. and Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") entered into a Compromise and Standstill Agreement (the "Agreement"), as is fully included hereto as Exhibit 99.1.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the Reporting Persons' investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, all in compliance with the Agreement.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 5,337,618 Shares outstanding, which is the total number of Shares outstanding as of April 27, 2016 as reported in the Issuer’s Proxy Statement, filed with the Securities and Exchange Commission on April 28, 2016.

A.	Karpus

(a)	As of the close of business on June 28, 2016, Karpus beneficially owned the 916,434 Shares held in the Accounts.

Percentage: Approximately 17.2%

(b)	1. Sole power to vote or direct vote: 916,434
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 916,434
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus over the last 60 days are set forth in Schedule B and are incorporated herein by reference.

B.	Mr. Karpus

(a)	As of the close of business on June 28, 2016, Mr. Karpus, beneficially owned 33,289 Shares. In addition, Mr. Karpus may be deemed to beneficially own the 7,300 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 33,289
2. Shared power to vote or direct vote: 7,300
3. Sole power to dispose or direct the disposition: 33,289
4. Shared power to dispose or direct the disposition: 7,300

(c)	Mr. Karpus nor the Karpus Entities have had any transactions in the Shares during the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 28, 2016, Karpus and the Issuer entered into a Compromise and Standstill Agreement referenced in Item 4, above, and attached as Exhibit 99.1 hereto.

On June 29, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits..

99.1	Compromise and Standstill Agreement by and between Karpus Management, Inc. and The New Ireland Fund, Inc., dated June 28, 2016.

99.2	Joint Filing Agreement by and Between Karpus Management, Inc. and George W. Karpus, dated June 29, 2016.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 29, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS

CUSIP NO. 645673 10 4

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer and Chief Compliance Officer	183 Sully’s Trail, Pittsford, New York 14534	50 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	388 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	None
Sharon L. Thornton	Senior Director of Investments	183 Sully’s Trail, Pittsford, New York 14534	None
Daniel L. Lippincott	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	None

CUSIP NO. 645673 10 4

SCHEDULE B

Transactions in the Shares Since Over the Last 60 Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	617	13.20	4/27/2016
Purchase of Common Stock	2,768	13.40	4/28/2016
Purchase of Common Stock	500	13.36	4/29/2016
Purchase of Common Stock	2,091	13.50	5/2/2016
Purchase of Common Stock	3,830	13.44	5/3/2016
Purchase of Common Stock	3,126	13.29	5/5/2016
Sale of Common Stock	(767)	13.40	5/6/2016
Purchase of Common Stock	4,165	13.48	5/10/2016
Purchase of Common Stock	2,200	13.53	5/11/2016
Purchase of Common Stock	8,350	13.47	5/12/2016
Purchase of Common Stock	4,350	13.40	5/13/2016
Purchase of Common Stock	7,122	13.38	5/16/2016
Purchase of Common Stock	4,152	13.47	5/17/2016
Purchase of Common Stock	10,943	13.96	5/18/2016
Purchase of Common Stock	450	13.40	5/19/2016
Purchase of Common Stock	2,795	13.44	5/20/2016
Purchase of Common Stock	1,269	13.24	5/23/2016
Client Directed Sale	(210)	13.60	6/7/2016

EXHIBIT 99.1

COMPROMISE AND STANDSTILL AGREEMENT

This Compromise and Standstill Agreement (the "Agreement") is made and entered into effective as of June 28, 2016 by and between The New Ireland Fund, Inc. ("IRL") and Karpus Management, Inc. d/b/a Karpus Investment Management, each of its principals, officers, directors and present or future affiliates and any entities and accounts that any such person manages or controls directly or indirectly, or with respect to which such person exercises voting discretion, whether such entities or accounts now exist or are organized in the future (collectively, "Karpus" and together with IRL, the "Parties").

WHEREAS, IRL is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act");

WHEREAS, Karpus is the beneficial owner of shares of common stock of IRL; and

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the Parties hereto agree as follows:

1. IRL Obligations. IRL agrees, contingent upon Karpus' mutual acceptance of the terms of this Agreement, to the following measures:

a. Within 20 days after the date of this Agreement, IRL shall file with the Securities and Exchange Commission (the "SEC") an application for an exemptive order from the SEC under Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act to permit "affiliated persons" (as defined in the 1940 Act) of IRL to participate in the In-Kind Tender Offer (as defined below) (the "Exemptive Order").

b. As soon as commercially practicable, but in any event within 15 days after receipt of the Exemptive Order, IRL shall commence a "modified Dutch auction" tender offer to enable it to purchase 25% of its outstanding shares of common stock or such lesser number of shares of common stock that are properly tendered and not withdrawn (the "In-Kind Tender Offer"). The In-Kind Tender Offer shall include the following terms: (i) stockholders shall have the opportunity to tender some or all of their shares of common stock at a price within a range of 95% to 97% of IRL's net asset value per share ("NAV") as determined as of the close of the regular trading session of the New York Stock Exchange on the next day the NAV is calculated after the expiration date of the In-Kind Tender Offer or, if the In-Kind Tender Offer is extended, on the next day the NAV is calculated after the day to which the In-Kind Tender Offer is extended (the "Range"), in increments of 0.5%, (ii) IRL shall determine the lowest per share price within the Range (the "Determined Share Price") that would enable it to purchase 25% of the shares of common stock outstanding as of the date thereof (the "Maximum Amount"), or such lesser number of shares of common stock that are properly tendered and not withdrawn, based on the number of shares of common stock tendered and the prices specified by tendering shareholders, (iii) only shares properly tendered and not withdrawn at prices at or below the Determined Share Price will be eligible for purchase in the In-Kind Tender Offer, (iv) IRL shall purchase shares of common stock tendered and not withdrawn at the Determined Share Price on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of shares of common stock are properly tendered and not properly withdrawn, and (v) the consideration to be paid by IRL for shares of common stock under the In-Kind Tender Offer shall consist of a pro rata portion of each of the securities (other than (1) securities that are not traded on a public securities market or for which quoted bid and asked prices are not available, (2) securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended, (3) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local rules and regulations, (4) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the asset, and (5) such other portfolio assets as shall be excluded by the terms of the Exemptive Order) held in IRL's investment portfolio (the "Portfolio Securities"), subject to adjustment for fractional shares and Small Lots (as defined below) of Portfolio Securities, and cash held in the Fund's investment portfolio at the close of business on the expiration date of the In-Kind Tender Offer period.

c. To avoid the potential burden on IRL's stockholders resulting from receiving an amount of Portfolio Securities which, if sold by a stockholder, would result in the stockholder having paid brokerage commissions in connection with the sale of such Portfolio Securities constituting a significant percentage of the proceeds of such sale of Portfolio Securities, IRL will pay cash with respect to each Portfolio Security as to which a stockholder would receive a distribution fewer than 10 shares (a "Small Lot") of that Portfolio Security.

d. If the Exemptive Order is denied by the SEC, the application for the Exemptive Order is withdrawn by IRL or if the Exemptive Order is not granted on or prior to the nine month anniversary of the date hereof, then IRL shall, as soon as commercially practicable, but in any event within 15 days after such denial, withdrawal or nine month anniversary, commence a tender offer to enable it to purchase for cash 30% of its outstanding shares of common stock or such lesser number of shares of common stock that are properly tendered and not withdrawn (the "Cash Tender Offer") at a price equal to at least 98% of NAV as determined as of the close of the regular trading session of the New York Stock Exchange on the next day the NAV is calculated after the expiration date of the Cash Tender Offer or, if the Cash Tender Offer is extended, on the next day the NAV is calculated after the day to which the Cash Tender Offer is extended.

e. Neither the In-Kind Tender Offer nor the Cash Tender Offer (together, the "Tender Offers") shall provide for preferential treatment for any stockholders.

f. Each of the Tender Offers shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more, except for Small Lots as provided above.

g. Although IRL has committed to the Tender Offers under the circumstances set forth above, IRL will not commence a Tender Offer or accept tenders of IRL's shares of common stock during any period when (a) such transactions, if consummated, would: (i) result in the delisting of IRL's shares from the New York Stock Exchange or (ii) impair IRL's status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make IRL a taxable entity, causing IRL's income to be taxed at the fund level in addition to the taxation of stockholders who receive distributions from IRL); (b) there is any (i) legal or regulatory action or proceeding instituted or threatened challenging such transaction, or (ii) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Dublin Stock Exchange, or the National Association of Securities Dealers Automated Quotation System ("NASDAQ") National Market System; or (c) the Board of Trustees of IRL (the "Board") determines in good faith, upon written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to IRL or its stockholders. In the event of a delay pursuant to any of clauses (a), (b) or (c) above, IRL will provide written notice to Karpus together with an analysis of the reason for such delay and reasonable support for such determination. IRL will commence any Tender Offer delayed by the pendency of any of the above described events within 15 days after the termination of such delaying event.

h. As soon as reasonably practicable following the date of this Agreement, IRL shall issue a press release (the "Announcement") with respect to the Tender Offers substantially in the form attached hereto as Exhibit A. If such Announcement is not made by June 28, 2016, this Agreement shall become void and shall have no further effect.

2. Karpus Obligations. Karpus agrees as follows:

a. Within one business day after IRL notifies Karpus that it has filed its application for the Exemptive Order with the SEC, Karpus shall vote, or shall direct to be voted, all shares of common stock of IRL over which Karpus, its affiliates or persons affiliated with Karpus have discretion or beneficial ownership "FOR" the approval of the New Advisory Agreement, and shall not revoke, or direct the revocation of, such vote.

b. With respect to matters presented at the 2017, 2018 and 2019 annual meetings of stockholders of IRL, or at any special meeting of stockholders of IRL called or held within three years from the date of this Agreement:

i. Karpus shall vote, or shall direct to be voted, all shares of common stock of IRL over which Karpus, its affiliates or persons affiliated with Karpus have discretion or beneficial ownership in accordance with the Board recommendations, other than matters relating to a change in a fundamental investment policy as to which Karpus shall vote as it so determines;

ii. Karpus shall not solicit any proxies with respect to proposals submitted or to be submitted to IRL's stockholders, provided, however, that nothing in this Agreement may be interpreted as prohibiting Karpus from encouraging other stockholders to vote as recommended by the Board;

iii. Karpus shall refrain from granting a proxy with respect to shares of common stock of IRL other than to officers of, or other persons named as proxies by, IRL;

iv. Karpus shall refrain from executing any written consent with respect to IRL's shares of common stock other than as may be solicited by IRL or the Board;

v. Karpus shall refrain from seeking to exercise control or influence over the management or policies of IRL;

vi. Karpus shall refrain from, directly or indirectly, with respect to IRL:

A. proposing, or making any filing with respect to, any proposals or matters seeking the vote or consent of stockholders, or any proposals or matters for the consideration of the Board, including, but not limited to, any form of business combination, restructuring, recapitalization, dissolution or similar transaction involving IRL, including, without limitation, a merger, tender or exchange offer, open-ending, share repurchase or liquidation of the IRL's assets;

B. seeking the removal of any member of the Board; and

C. nominating any individuals for election to the Board or otherwise seeking appointment to or representation on the Board.

vii. Karpus shall conform with the following restrictions, with respect to IRL:

A. Karpus shall refrain from joining, creating or collaborating with any group of unaffiliated third parties concerning IRL, other than in accordance with the Board's recommendations;

B. Karpus shall refrain from threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the Board, IRL, Kleinwort Benson Investors International Ltd. ("KBI"), or any of their officers, directors, agents or affiliates, other than for alleged violations of this Agreement; and

C. Karpus shall refrain from providing any advice, aid or encouragement that is designed to do indirectly or to urge others, to do things that Karpus has agreed not to do in the Agreement with respect to IRL, including, but not limited to:

1. putting forward shareholder proposals or director nominations;

2. voting against any matter recommended by the Board; or

3. threatening, pursuing or bringing a lawsuit, regulatory action or other proceeding against the Board, IRL, KBI, or any of their officers, directors, agents or affiliates.

c. Karpus shall not purchase or obtain control over any additional securities issued by IRL until the date on which the Announcement is published. Nothing in this Agreement shall prevent Karpus from purchasing or selling shares of IRL after that date, provided, however, that all shares held by Karpus will be voted in accordance with the recommendations of the Board on any matters submitted to a vote of shareholders at an annual or special meeting.

3. Responsibility for Representatives. Each Party shall take all measures practicable to prevent its present and future officers, directors, partners, employees, representatives and affiliated persons from engaging in conduct otherwise prohibited by this Agreement.

4. No Disparagement. Each Party hereto, and their respective officers and directors, shall refrain from directly or indirectly disparaging, impugning or taking any action reasonably likely to damage or impugn the reputation of any other Party, their affiliates, their representatives, or any of the members of the Board provided, however, any statements regarding IRL's operational or stock price performance or any strategy, plans, or proposals of IRL not supported by Karpus ("Opposition Statements") shall not be deemed to be a breach of this Section 4; provided, further, that if any Opposition Statement is made by Karpus, IRL shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement. The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought.

5. Notices. Any notices and other communications hereunder shall be delivered by email or facsimile, with a copy by personal delivery, overnight delivery or ordinary mail, directed as follows:

  To IRL, by delivery to:

    The New Ireland Fund, Inc.
    c/o Kleinwort Bensin Investors International Ltd.
    One Boston Place
    201 Washington Street
    Boston, Massachusets 02108
    Email: lelia.long@kbinvestors.com

    with a copy to:

    Rose F. DiMartino
    Elliot J. Gluck
    Willkie Farr & Gallagher LLP
    787 Seventh Avenue
    New York, New York 10019

  To Karpus, by delivery to:

    Attention: Daniel Lippincott
    Karpus Management, Inc.
    183 Sully's Trail
    Pittsford, New York 14534
    Telephone: (585) 586-4680
    Facsimile: (585) 586-4315
    Email: daniel@karpus.com

    With a copy to:

    Adam W. Finerman
    Olshan Frome Wolosky LLP
    1325 Avenue of the Americas
    New York, New York 10019
    Telephone: (212) 451-2289
    Facsimile: (212) 451-2222
    Email: afinerman@olshanlaw.com

6. Damages; Injunctive Relief. In the event of breach or threatened breach of this Agreement, each Party shall be entitled to seek injunctive and other equitable relief without proof of actual damages in addition to any other remedies as may be available at law or in equity. Each Party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. All rights under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to either party at law or in equity.

7. No Assignment. This Agreement shall be binding upon the Parties and, except as otherwise provided herein, upon their respective legal successors. No Party may assign this Agreement without the prior written consent of each other Party and any such attempted assignment shall be void.

8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles, and all claims relating to this Agreement shall be heard and determined in New York State.

9. Jurisdiction. The Parties agree that the venue for any action brought under this Agreement shall be the United States District Court for the Southern District of New York or, if that court lacks subject matter jurisdiction, any state court sitting in the City and County of New York.

10. Term and Termination. This Agreement shall remain in effect until the earliest of the following:

a. Three years from the effective date of this Agreement; or

b. such other date as the Parties may agree in writing.

Sections 5 through 9, and 11 shall survive any such termination.

11. Entire Agreement; Modification; Invalidity; No Waiver. This Agreement constitutes the entire agreement between the Parties regarding the subject matter hereof. No representations, warranties, or inducements have been made by any Party concerning this Agreement other than those contained and memorialized herein. No amendments, changes or modifications may be made to this Agreement without the express written consent of each of the Parties. If any term or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. No failure or delay by a Party in exercising any right hereunder or any partial exercise thereof shall operate as a waiver thereof or preclude any other or further exercise of any right hereunder. No waiver, express or implied, by any Party of any breach or default by any other Party in the performance by the other Party of its obligations under this Agreement shall be deemed or construed to be a waiver of any other breach or default, whether prior, subsequent, or contemporaneous, under this Agreement. Any waiver must be in writing and executed by the Party against whom the waiver is sought to be charged.

12. Counterparts. This Agreement may be executed in counterparts each of which shall be deemed an original, and when taken together all such counterparts shall be deemed to constitute one and the same document.

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first written above.

_______________________
Karpus Management, Inc.
By: Daniel L.Lippincott
Title: Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

_______________________
The New Ireland Fund, Inc.
By: Lelia Long
Title: Treasurer

EXHIBIT A
Press Release

Press Release

The New Ireland Fund, Inc. Announces
Potential Tender Offer

(Boston, Massachusetts, June 28, 2016) - The New Ireland Fund, Inc. (NYSE: IRL) (the "Fund"), a closed-end fund, announced today that the Fund's Board of Directors has approved a modified "Dutch auction" in-kind tender offer (the "In-Kind Offer") for up to 25% of the Fund's outstanding shares of common stock ("Shares") at a price per Share within a range of 95% to 97% of the Fund's net asset value ("NAV") per Share in increments of 0.5% (the "Range"), as of the business day immediately following the day the In-Kind Offer expires (the "Expiration Date"). The Fund will determine the lowest per Share price within the Range (the "Determined Share Price") that would enable it to purchase 25% of the Shares outstanding as of the business day immediately following the Expiration Date (the "Maximum Amount"), or such lesser number of Shares that are properly tendered and not withdrawn, based on the number of Shares tendered and the prices specified by tendering shareholders. The Fund will repurchase Shares tendered and accepted in the In-Kind Offer in exchange for a pro rata portion of the Fund's portfolio securities, subject to certain adjustments.

The In-Kind Offer is subject to the Fund's receipt of an exemptive order from the Securities and Exchange Commission (the "SEC") to permit affiliated persons of the Fund to participate in the In-Kind Offer. If the exemptive order is not obtained by March 28, 2017, the Fund will make a tender offer for cash (the "Cash Offer" and together with the In-Kind Offer, the "Offers") for up to 30% of the outstanding Shares at a price per Share equal to 98% of the NAV per Share as of the business day immediately following the day the Cash Offer expires.

The commencement of the potential Offers are pursuant to a Compromise and Standstill Agreement between the Fund and Karpus Management, Inc. d/b/a Karpus Investment Management (including certain affiliates thereof).

This announcement is not a recommendation, an offer to purchase or a solicitation to sell any securities of the Fund. An Offer will only be made by, and subject to the terms and conditions set forth in, an Offer to Repurchase and related Letter of Transmittal, which will be mailed to record holders in connection with the Offer. Stockholders should read these documents carefully when they receive them. The Offer to Repurchase and the Letter of Transmittal will also be posted to the Fund's website at www.newirelandfund.com.

For further information, please contact the Fund, at investor.query@newirelandfund.com. Information on the Fund can be obtained on the Fund's website at www.newirelandfund.com or by calling the Fund's toll-free phone number at 1-800-468-6475.

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The Fund is managed by Kleinwort Benson Investors International Ltd., a subsidiary of Kleinwort Benson Investors Dublin Ltd., and is listed on the New York Stock Exchange under the ticker symbol IRL. For further information, please contact the Fund at (800) 468-6475 or investor.query@newirelandfund.com.

Website: www.newirelandfund.com

EXHIBIT 99.2

Joint Filing Agreement

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto), dated the date hereof, with respect to the shares of Common Stock of The New Ireland Fund, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such statement.

June 29, 2016

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel Lippincott
	Name:	Daniel Lippincott
	Title:	Director of Investment Personnel and Sr. Tax-Sensitive Portfolio Manager

/s/ George W. Karpus
GEORGE W. KARPUS